Exhibit 3.6

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PHASERX, INC.

Robert W. Overell certifies that:

1.           He is the duly elected and acting President and Chief Executive Officer of PhaseRx, Inc., a corporation organized and existing under the laws of the state of Delaware (the “Corporation”).

2.           The name of the Corporation is PhaseRx, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 9, 2006.

3.           Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation amends the provisions of the Corporation’s Third Amended and Restated Certificate of Incorporoation.

4.           The terms and provisions of this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

5.           Effective as of [_________], New York time, on [__________], 2016 (the “Effective Time”), (i) each 10.656096 issued and outstanding shares of the Corporation’s Common Stock, $0.0001 par value per share, shall be converted into one (1) share of the Corporation’s Common Stock, $0.0001 par value per share, as constituted following the Effective Time; and (ii) the number of authorized shares of the Corporation’s Common Stock shall be reduced from 65,600,000 to 50,000,000, and the total number of shares of all classes of stock the Corporation has authority to issue shall be reduced from 121,200,000 to 55,000,000.

6.           Article IV, Section 1 of the Third Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“1.          Classes of Stock. The total number of shares of stock that the corporation shall have authority to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share.

Effective as of [_________], New York time, on [___________], 2016 (the “Effective Time”), each share of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into 0.093843 of a fully paid and nonassessable share of Common Stock without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”), provided that no fractional shares shall be issued in connection with the Reverse Stock Split, and that instead of issuing such fractional shares, such fractional shares shall be rounded up to the next whole number of shares of Common Stock issued as a result of this Reverse Stock Split at no cost to the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined as described above."

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Certificate of Amendment of Third Amended and Restated Certificate of Incorporation has been duly executed by the Corporation’s President and Chief Executive Officer this _____ day of _________________, 2016.

By:
Name: Robert W. Overell
Title: President and Chief Executive Officer